UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2024

Commission File Number: 001-40412

VICINITY MOTOR CORP.

(Translation of registrant’s name into English)

3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Telephone: (604) 607-4000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant’s Registration Statement on Form F-3 (File No. 333-272964).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit No.	Description

99.1	Press Release dated January 18, 2024 - Vicinity Motor Corp. Issues Shareholder Letter and Provides Corporate Update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp. (Registrant)

Date: January 18, 2024	By:	/s/ Danial Buckle
		Name:	Danial Buckle
		Title:	Chief Financial Officer